Exhibit (d)(3)

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Amended and Restated

Alliance One International, Inc.

2007 Incentive Plan

Form of Grant Agreement

NON-QUALIFIED STOCK OPTION AWARD AGREEMENT

This Non-Qualified Stock Option Award Agreement (this “Agreement”), effective as of the        day of                       , 2015 (the “Date of Award”), between Alliance One International, Inc., a Virginia corporation (the “Company”), and the “Participant” is made pursuant and subject to the provisions of the Amended and Restated Alliance One International, Inc. 2007 Incentive Plan (the “Plan”), a copy of which has been made available to the Participant.

RECITAL:

The Plan provides for the grant of Non-Qualified Stock Option Awards to eligible employees designated by the Committee. The Committee has determined that Non-Qualified Stock Option Awards will encourage eligible employees to contribute to the profits and growth of the Company and its Affiliates, and that the Participant can be expected to make such a contribution.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Defined Terms. Capitalized terms used but not defined in this Agreement shall have the meaning set forth for those terms in the Plan.

2.	Non-Qualified Stock Option Award. Pursuant to the terms of the Plan, the Company on the Date of Award grants the Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions set forth herein, the right and option to purchase from the Company all or any part of an aggregate of shares of Common Stock of the Company at the exercise price per share set forth herein (the “Option”).

3.	Terms and Conditions.

a.	Vesting. Except as otherwise provided in Section 3(b) hereof, the Participant’s interest in the Option shall vest and become exercisable with respect to 50% of the shares of Common Stock subject to this Option on the first anniversary of the Date of Award, with respect to 25% of the shares of Common Stock subject to this Option on the second anniversary of the Date of Award and with respect to the remaining 25% of the shares of Common Stock subject to this Option on the third anniversary of the Date of Award; provided that no fraction of a share shall become vested on the first or second anniversaries of the Date of Award, with the amount of shares becoming vested on such anniversaries being rounded down to the nearest whole number of shares that will vest on such anniversary and the sum of such fractional shares not so vested on the first and second anniversaries becoming vested on the third anniversary of the Date of Award. .

b.

Effect of Termination of Employment. Notwithstanding anything to the contrary herein, all of the Participant’s unvested Options shall be forfeited upon termination of the Participant from the employ of the Company and its Affiliates for any reason other than Retirement. If employment is terminated due to Retirement, the Participant’s interest in the option shall vest immediately as of the date of Retirement. Once the option becomes exercisable in accordance with Section 3(a) hereof, it shall be exercisable until the termination of the Participant’s rights hereunder pursuant to paragraphs 4, 5, 6, 7 or 8 or until the Expiration Date.

c.	Exercise Price. The exercise price of the Option (per share of Common Stock covered by the Option) is $ (Option Price), which amount is equal to the Fair Market Value of a share of Common Stock on the Date of Award.

d.	Term. The term of the Option shall expire and the Option shall no longer be exercisable on [March 24, 2021] [April 17, 2022] (the “Expiration Date”).

e.	Manner of Exercise. The Option may be exercised during its term only to the extent it has vested. The Option shall be exercised by transmittal of written notice (which may be done by email or via the plan administrator’s website) along with payment of the Option Price from Participant to the Company’s plan administrator, whose contact details are provided under separate cover, which shall state the number of shares of Common Stock covered by the Option that are being exercised. The Option may be exercised in whole or in part. The Option may only be exercised as to a whole number of shares of Common Stock covered by the Option. Upon any exercise of the Option, the balance of the shares of Common Stock covered by the Option shall be reduced by the number of shares of Common stock included in such exercise. No fractional share of Common Stock shall be deliverable upon the exercise of an Option, and, in lieu thereof, the Company shall make a cash payment to Participant based on the Fair market value on the Date of Exercise.

The option price shall be payable to the Company in whole or in part (i) in cash or (ii) by surrendering shares of Common Stock to the Company or (iii) by authorizing a Company-approved third party to sell the shares (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire purchase price and any tax withholding resulting from such exercise. In the event of payment pursuant to clause (iii), the Company may instruct the broker to deposit the entire sale proceeds into a Company owned account for further distribution to the Participant, net of the entire purchase price and any tax withholding resulting from such exercise.

f.	Withholding. The number of shares of Common Stock or cash to be delivered to Participant upon exercise of the Option shall be reduced by the number of shares having a Fair Market Value on the Date of Exercise equal to all taxes (including, without limitation, federal, state, local or foreign income or payroll taxes), if any, required by law to be withheld in connection with the exercise of the Option.

g.	Non-transferability. The Option may not be transferred, in whole or in part, except (i) by will or the applicable laws of descent and distribution or (ii) with the prior written approval of the Committee, to Participant’s children, grandchildren or spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners.

h.

Misconduct. The Committee shall have the authority to cancel, rescind, cause the forfeiture of or otherwise limit or restrict the Option awarded under this Agreement if the Committee determines that Participant has (i) violated the Company’s Code of Conduct (as in effect from time to time); (ii) violated any law

(other than misdemeanor traffic violations) and thereby injured or damaged the business reputation or prospects of the Company or an Affiliate; or (iii) engaged in intentional misconduct that caused, or materially contributed to, the need for a substantial restatement (voluntary or required) of the Company’s financial statements filed with the Securities and Exchange Commission (the foregoing enumerated items being hereinafter referred to, individually or collectively, as a “Prohibited Activity”).

Furthermore, in the event the Committee in its discretion determines that the Participant has engaged in a Prohibited Activity at any time prior to the later of six months after the settlement of any portion of the Option, the Committee may rescind any such settlement hereunder, provided the Committee takes such action within two years after the occurrence of the Prohibited Activity. Upon such rescission, the Company at its sole option, may require the Participant to (a) deliver and convey to the Company the shares of Common Stock issued in settlement of the Option awarded hereunder; (b) in the case any such shares of Common Stock have been sold in a market transaction to an unrelated party by Participant, pay to the Company an amount equal to the proceeds from the sale of such shares; (c) in the case any such shares of Common Stock have otherwise been disposed of by Participant, pay to the Company an amount in cash equal to the product of the number of such shares multiplied by the Fair Market Value on the date the Committee determined that the Participant has engaged in the Prohibited Activity pursuant to paragraph 3(i) hereof; (d) pay to the Company an amount of cash equal to the amount of cash paid by the Company in settlement of any Option in lieu of a fractional share. The Company shall be entitled to set-off any such amount owed to the Company against any amount or benefit owed to Participant by the Company, and Participant shall forfeit the amount or benefit applied to set-off such amount owed to the Company. Further, if the Company commences an action against Participant (by way of claim or counterclaim and including declaratory claims), in which it is preliminarily or finally determined that Participant engaged in a Prohibited Activity, Participant shall reimburse the Company for all costs and fees incurred in such action, including but not limited to, the Company’s reasonable attorneys’ fees

4.	Exercise after Retirement or Disability. If the Participant’s employment is terminated by Retirement or Disability, the Option, to the extent exercisable, may be exercised at any time prior to the Expiration Date.

5.	Exercise in the Event of Death. If the Participant’s employment is terminated by death, the Option, to the extent then exercisable, may be exercised at any time during the first year following the date of death, but in no event after the Expiration Date.

6.	Exercise in the Event of Resignation or Termination for Cause. If the Participant’s employment is terminated by resignation or for cause, the Option will thereupon terminate.

7.	Exercise in the Event of Other Termination. If the Participant’s employment is terminated for a reason other than those referred to in Sections 4 through 6 above, the Option, to the extent then exercisable, may be exercised prior to the Expiration Date or within one year following the date of termination of employment, whichever is the shorter period.

8.

Exercise in the Event of Death Following Termination. If the Participant’s employment is terminated for a reason other than those referred to in Sections 4 through 6 above and the Participant dies during the period that the Participant is entitled to exercise the Option, the Option held by the Participant at the date of death may, notwithstanding Section 7 above, be exercised during the year following the date of the Participant’s death, but in no event after the Expiration Date.

9.	Shareholder Rights. The Participant will have no voting, dividend or other shareholder rights with respect to shares of Common Stock covered by the Option until issuance of shares of Common Stock upon exercise. With respect to Common Stock issued to Participant upon the exercise of the Option, Participant will be treated as a shareholder and shall have applicable voting, dividend and other shareholder rights beginning on the actual date of issue

10.	No Right to Employment. The Plan and this Agreement will not confer upon the Participant any right with respect to the continuance of employment or other service with the Company or any Affiliate and will not interfere in any way with any right that the Company or any Affiliate would otherwise have to terminate any employment or other service of the Participant at any time. For purposes of this Agreement, the continuous employ of the Participant with the Company or an Affiliate shall not be deemed interrupted, and the Participant shall not be deemed to have ceased to be an employee of the Company or any Affiliate by reason of (a) the transfer of his or her employment among the Company and its Affiliates or (b) an approved leave of absence.

11.	Not Part of Regular Compensation. The Participant agrees and acknowledges that the Options and any benefits that may be earned with respect thereto are not and shall not be treated as part of the Participant’s regular compensation for any purpose.

12.	Relation to Other Benefits. Except as specifically provided, any economic or other benefit to the Participant under this Agreement or the Plan will not be taken into account in determining any benefits to which the Participant may be entitled under any profit-sharing, retirement or other benefit or compensation plan maintained by the Company or any Affiliate and will not affect the amount of any life insurance coverage available to any beneficiary under any life insurance plan covering employees of the Company or an Affiliate.

13.	Retirement. For purposes of this Agreement, “Retirement” means the Participant’s early, normal or delayed retirement under the primary pension plan sponsored by the Company or an Affiliate in which the Participant is eligible to participate. The determination of the appropriate pension plan for the purpose of the foregoing definition shall be made by the Committee, and its determination shall be conclusive.

14.	Disability. For purposes of this Agreement, “Disability” means that the Participant has ceased active employment with the Company and its Affiliates on account of a permanent and total disability as defined in Section 22(e)(3) of the Code.

15.	For Cause. For purposes of this Agreement, termination “for cause” means the termination of the Participant’s employment by the Company in connection with any Prohibited Activity of the Participant or as a result of the Participant’s serious neglect or misconduct in carrying out employment responsibilities and obligations or failure or refusal to faithfully and diligently to perform the customary duties of employment or failure or refusal to comply with reasonable policies, rules and regulations established from time to time by the Company’s Board of Directors, any duly authorized committee thereof or the Company’s Chief Executive Officer.

16.	Change in Capital Structure. The terms of this Agreement are subject to adjustment by the Committee in accordance with Article XII of the Plan, subject to the limitations imposed by Article XI of the Plan.

17.	Impact of Change in Control. The terms of this Agreement are subject to adjustment by the Committee in accordance with Article X of the Plan.

18.	Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Virginia.

19.	Conflicts. In the event of any conflict between the provisions of the Plan as in effect on the Date of Award and the provisions of this Agreement, the provisions of the Plan shall govern. All references herein to the Plan shall mean the Plan as in effect on the Date of Award.

20.	Participant Bound by Plan. Participant hereby acknowledges that a copy of the Plan has been made available to the Participant and Participant agrees to be bound by all the terms and provisions thereof.

21.	Binding Effect. Subject to the limitations stated herein and in the Plan, this Agreement shall be binding upon and inure to the benefit of the legatees, distributees, and personal representatives of the Participant and the successors of the Company.

22.	Severability. If any provision of this Agreement should for any reason be declared invalid or unenforceable by a court of competent jurisdiction, then this Agreement and the grant of Non-Qualified Stock Option hereunder shall be deemed invalid and unenforceable in its entirety due to failure of consideration.

23.	Committee Discretion. The Committee shall have all of the powers granted under the Plan, including but not limited to the powers granted under Article III of the Plan and the authority and discretion to interpret the provisions of this Agreement and to make any decisions or take any actions necessary or advisable for the administration of this Agreement.

5